NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

09046884

SEC Mail Processing
Section

AUG 2 4 2009

Washington, DC
110

August 17, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated August 17, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

per. Barb O'Neill

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 17, 2009**

News Release: **09-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NORTHERN ABITIBI CONTINUES TO DRILL HIGH GRADE GOLD AT VIKING INCLUDING 136 GRAMS PER TONNE OVER 0.5 METRES AND 7.9 GRAMS PER TONNE OVER 27 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-22 to 25 from its ongoing exploration program at the Viking gold property in Newfoundland. Drill hole 09VK-23 has intersected one of the widest high grade zones encountered in drilling so far and continues to highlight the excellent potential of the Viking project.

Drilling to date has partially tested the Thor Trend over a strike length of 500 metres and numerous well mineralized zones of near surface potentially bulk minable mineralization have been identified. Recent exploration data indicate the Thor Trend could have a strike length exceeding 1200 metres, and permitting is underway to allow trenching and drill testing along the entire strike length.

Drill Results

The location of the 2009 drill holes are shown on the map accompanying the news release dated August 5, 2009. Holes 09VK-22 and 23 tested the nose of a fold that appears to control the distribution of the high grade Thor Vein. Hole 09VK-22 intersected 22.2 metres grading 1.9 grams per tonne (g/t) gold, including 0.2 metres grading 37.2 g/t gold. Hole 09VK-23 intersected 27 metres grading 7.9 g/t gold, including 4.8 metres grading 41.4 g/t gold and 0.5 metres grading 136 g/t gold.

The occurrence of such a wide intercept of high grade gold mineralization associated with a fold nose is a very significant development in the exploration of the Thor Vein. The identification of a fold nose structure provides an exploration model which will help guide future drill testing and high grade resource delineation at the Viking project. Other examples of high grade gold mineralization occurring in fold noses (including saddle reefs) can be found in the Meguma gold deposits of Nova Scotia (around 1.3 million ounces gold produced) and the Bendigo Goldfield in Australia (around 22 million ounces gold produced). Gold mineralization associated with fold noses is one of several structural styles of mineralization found at the Viking project.

Holes 09VK-24 and 25 were both drilled on the same section located 115 metres north of the Thor Vein. The holes did not intersect the mineralized zone uncovered in Trench 29. Hole 09VK-24 intersected anomalous gold values up to 1.2 g/t over a 40 meter core length, and hole 09VK-25 intersected intermittent weakly anomalous gold with values to 0.4 g/t over a 40.5 meter core length.

Summary of significant drill intercepts from holes 09VK-22 and 09VK-23 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-22	8.0	30.2	22.2	1.9	0.7
including	10.8	11.0	0.2	**37.2**	**16.1**
including	18.5	19.0	0.5	**10.9**	2.3
09VK-23	11.0	38.0	27.0	**7.9**	2.1
including	19.7	24.5	4.8	**41.4**	**10.2**
including	24.0	24.5	0.5	**136.0**	**38.4**

*The true widths of the mineralized intercepts have not been determined.

The company is very pleased with the results of the 2009 exploration program to date. The size of the Thor Trend is being rapidly expanded and a sizable zone of near surface potentially bulk minable mineralization is starting to be outlined by drilling. Several high grade zones have been identified which could have potential to support either open pit or underground mining operations.

Exploration Update
The company has recently received the results of a high resolution airborne magnetic survey flown over the Viking project. The results of this survey are being analyzed by Northern Abitibi personnel and will be available for release shortly. Drill results from holes O9VK-26 to 29 should be available for release in about 2 weeks time. Drilling will resume at Viking in early September.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE AUGUST 17, 2009

News Release: **09-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NORTHERN ABITIBI CONTINUES TO DRILL HIGH GRADE GOLD AT VIKING INCLUDING 136 GRAMS PER TONNE OVER 0.5 METRES AND 7.9 GRAMS PER TONNE OVER 27 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-22 to 25 from its ongoing exploration program at the Viking gold property in Newfoundland. Drill hole 09VK-23 has intersected one of the widest high grade zones encountered in drilling so far and continues to highlight the excellent potential of the Viking project.

Drilling to date has partially tested the Thor Trend over a strike length of 500 metres and numerous well mineralized zones of near surface potentially bulk minable mineralization have been identified. Recent exploration data indicate the Thor Trend could have a strike length exceeding 1200 metres, and permitting is underway to allow trenching and drill testing along the entire strike length.

Drill Results

The location of the 2009 drill holes are shown on the map accompanying the news release dated August 5, 2009. Holes 09VK-22 and 23 tested the nose of a fold that appears to control the distribution of the high grade Thor Vein. Hole 09VK-22 intersected 22.2 metres grading 1.9 grams per tonne (g/t) gold, including 0.2 metres grading 37.2 g/t gold. Hole 09VK-23 intersected 27 metres grading 7.9 g/t gold, including 4.8 metres grading 41.4 g/t gold and 0.5 metres grading 136 g/t gold.

The occurrence of such a wide intercept of high grade gold mineralization associated with a fold nose is a very significant development in the exploration of the Thor Vein. The identification of a fold nose structure provides an exploration model which will help guide future drill testing and high grade resource delineation at the Viking project. Other examples of high grade gold mineralization occurring in fold noses (including saddle reefs) can be found in the Meguma gold deposits of Nova Scotia (around 1.3 million ounces gold produced) and the Bendigo Goldfield in Australia (around 22 million ounces gold produced). Gold mineralization associated with fold noses is one of several structural styles of mineralization found at the Viking project.

Holes 09VK-24 and 25 were both drilled on the same section located 115 metres north of the Thor Vein. The holes did not intersect the mineralized zone uncovered in Trench 29. Hole 09VK-24 intersected anomalous gold values up to 1.2 g/t over a 40 meter core length, and hole 09VK-25 intersected intermittent weakly anomalous gold with values to 0.4 g/t over a 40.5 meter core length.

Summary of significant drill intercepts from holes 09VK-22 and 09VK-23 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-22	8.0	30.2	22.2	1.9	0.7
including	10.8	11.0	0.2	**37.2**	**16.1**
including	18.5	19.0	0.5	**10.9**	2.3
09VK-23	11.0	38.0	27.0	**7.9**	2.1
including	19.7	24.5	4.8	**41.4**	**10.2**
including	24.0	24.5	0.5	**136.0**	**38.4**

*The true widths of the mineralized intercepts have not been determined.

The company is very pleased with the results of the 2009 exploration program to date. The size of the Thor Trend is being rapidly expanded and a sizable zone of near surface potentially bulk minable mineralization is starting to be outlined by drilling. Several high grade zones have been identified which could have potential to support either open pit or underground mining operations.

Exploration Update
The company has recently received the results of a high resolution airborne magnetic survey flown over the Viking project. The results of this survey are being analyzed by Northern Abitibi personnel and will be available for release shortly. Drill results from holes O9VK-26 to 29 should be available for release in about 2 weeks time. Drilling will resume at Viking in early September.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 17, 2009**

News Release: **09-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NORTHERN ABITIBI CONTINUES TO DRILL HIGH GRADE GOLD AT VIKING INCLUDING 136 GRAMS PER TONNE OVER 0.5 METRES AND 7.9 GRAMS PER TONNE OVER 27 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-22 to 25 from its ongoing exploration program at the Viking gold property in Newfoundland. Drill hole 09VK-23 has intersected one of the widest high grade zones encountered in drilling so far and continues to highlight the excellent potential of the Viking project.

Drilling to date has partially tested the Thor Trend over a strike length of 500 metres and numerous well mineralized zones of near surface potentially bulk minable mineralization have been identified. Recent exploration data indicate the Thor Trend could have a strike length exceeding 1200 metres, and permitting is underway to allow trenching and drill testing along the entire strike length.

Drill Results
The location of the 2009 drill holes are shown on the map accompanying the news release dated August 5, 2009. Holes 09VK-22 and 23 tested the nose of a fold that appears to control the distribution of the high grade Thor Vein. Hole 09VK-22 intersected 22.2 metres grading 1.9 grams per tonne (g/t) gold, including 0.2 metres grading 37.2 g/t gold. Hole 09VK-23 intersected 27 metres grading 7.9 g/t gold, including 4.8 metres grading 41.4 g/t gold and 0.5 metres grading 136 g/t gold.

The occurrence of such a wide intercept of high grade gold mineralization associated with a fold nose is a very significant development in the exploration of the Thor Vein. The identification of a fold nose structure provides an exploration model which will help guide future drill testing and high grade resource delineation at the Viking project. Other examples of high grade gold mineralization occurring in fold noses (including saddle reefs) can be found in the Meguma gold deposits of Nova Scotia (around 1.3 million ounces gold produced) and the Bendigo Goldfield in Australia (around 22 million ounces gold produced). Gold mineralization associated with fold noses is one of several structural styles of mineralization found at the Viking project.

Holes 09VK-24 and 25 were both drilled on the same section located 115 metres north of the Thor Vein. The holes did not intersect the mineralized zone uncovered in Trench 29. Hole 09VK-24 intersected anomalous gold values up to 1.2 g/t over a 40 meter core length, and hole 09VK-25 intersected intermittent weakly anomalous gold with values to 0.4 g/t over a 40.5 meter core length.

Summary of significant drill intercepts from holes 09VK-22 and 09VK-23 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-22	8.0	30.2	22.2	1.9	0.7
including	10.8	11.0	0.2	**37.2**	**16.1**
including	18.5	19.0	0.5	**10.9**	2.3
09VK-23	11.0	38.0	27.0	**7.9**	2.1
including	19.7	24.5	4.8	**41.4**	**10.2**
including	24.0	24.5	0.5	**136.0**	**38.4**

*The true widths of the mineralized intercepts have not been determined.

The company is very pleased with the results of the 2009 exploration program to date. The size of the Thor Trend is being rapidly expanded and a sizable zone of near surface potentially bulk minable mineralization is starting to be outlined by drilling. Several high grade zones have been identified which could have potential to support either open pit or underground mining operations.

Exploration Update
The company has recently received the results of a high resolution airborne magnetic survey flown over the Viking project. The results of this survey are being analyzed by Northern Abitibi personnel and will be available for release shortly. Drill results from holes O9VK-26 to 29 should be available for release in about 2 weeks time. Drilling will resume at Viking in early September.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.